August 13, 2013

Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China Automotive Systems, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 27, 2013
File No. 000-33123

Dear Ms. Cvrkel:

On behalf of China Automotive Systems, Inc. (the “Company” or “CAAS”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 31, 2013 with respect to the above-referenced Form 10-K (the “Form 10-K”).

It is acknowledged that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K

Financial Statements

Consolidated Statements of Income, page 48

1.	We note from page 48 that notes payable do not bear interest. In this regard, please tell us whether you have imputed on these obligations pursuant to the guidance in ASC 835- 30-25. To the extent you have not imputed interest, please revise to record such interest expense and provide us with the related calculations as part of your response. Alternatively, please explain to us and in the notes to your financial statements why you do not believe you are not required to do so.

Company’s Response

The Company’s notes payable represent payables vouchers in the form of notes issued by the Company with a term of 3 to 6 months. They are issued to suppliers in connection with their purchase contracts with the Company, and endorsed by banks to ensure that note holders will be paid upon maturity. Essentially, notes payable are the payables arising from transactions between the Company and suppliers in the normal course of business that are due within one year on customary trade terms. Therefore, the Company has determined that the notes payable meet the scope exception set forth in ASC 835-30-15-3a and the Company is not required to impute interest for the notes payable pursuant to ASC 835-30-25.

Notes to Consolidated Financial Statements, page 53

13. Compound Derivative Liabilities, page 66

2.	We note the gain of $20,971 during the year ended December 31, 2011 resulting from the change in fair value of your derivative liability. Given the significance of the gain, please tell us and explain in the notes to your financial statements and MD&A the changes in facts, circumstances, and related assumptions that resulted in this significant gain during 2011. We may have further comment upon receipt of your response.

Company’s Response

As discussed in the notes to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the Company’s derivative liabilities arise from the conversion option, term-extending option, and certain redemption and put features in the Company’s convertible notes payable. The Company classified these compound embedded derivatives as Level 3, and the Company measured their fair value each period using the Monte Carlo valuation technique. Gain or loss on change in fair value of derivative liabilities is equal to the difference between the beginning and ending balances of the Company’s derivative liabilities. Gain on change in fair value of derivative liabilities as of December 31, 2011, was calculated as follows (figures are in thousands of USD):

Year Ended December 31, 2011
Balances at December 31, 2011	$559
Balances at January 1, 2011	25,272
Change in fair value	(24,713)
Decrease due to convertible notes conversion on March 1, 2011	(3,742)
Gain in fair value adjustments	$(20,971)

Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common stock, which has a high estimated volatility. As of December 31, 2011 and January 1, 2011, the Company calculated the fair value of derivative liabilities to be $0.6 million and $25.3 million, respectively. As we explained in the MD&A section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, for the year ended December 31, 2011, the change in the balance of the Company’s derivative liabilities at the end of period was significant, comparing to the balance of the Company’s derivative liabilities at the beginning of period, which was mainly due to significant decrease in the price of the Company’s common stock. During the year ended December 31, 2011, the Company’s common stock market price dropped to $3.30 from $13.62 at the beginning of the year. Since the Company’s derivative liabilities consisted of a conversion option that was embedded in the convertible notes payable, the intrinsic value of the conversion option was sensitive to changes in the trading market price of the Company’s common stock. Since derivative financial instruments are initially and subsequently carried at fair values, the Company’s income reflects the volatility in these estimate and assumption changes.

The features embedded in the convertible notes were combined into one compound embedded derivative that the Company measured at fair value using the Monte Carlo valuation technique. Monte Carlo was believed by the Company’s management to be the best available technique for valuing this compound derivative because, in addition to providing for inputs such as trading market values, volatilities and risk-free rates, Monte Carlo also embodies assumptions that provide for credit risk, interest risk and redemption behaviors ( i.e., assumptions that market participants exchanging debt-type instruments would also consider). Monte Carlo simulates multiple outcomes over the period to maturity using multiple assumption inputs also over the period to maturity. The following table sets forth (i) the range of inputs for each significant assumption and (ii) the equivalent, or averages, of each significant assumption as of January 1, 2011 and December 31, 2011:

	Range
January 1, 2011 Assumptions:	Low	High	Equivalent
Volatility	43.14%	76.00%	63.00%
Market adjusted interest rates	5.14%	20.15%	9.64%
Credit risk adjusted rates	14.75%	15.82%	15.11%
Implied expected life (years)	—	—	1.73

	Range
December 31, 2011 Assumptions:	Low	High	Equivalent
Volatility	51.63%	69.66%	60.40%
Market adjusted interest rates	15.38%	21.87%	18.52%
Credit risk adjusted rates	17.17%	17.17%	17.17%
Implied expected life (years)	-	-	1.13

The Monte Carlo technique requires the use of inputs that range across all levels in the fair value hierarchy. As a result, the technique is a Level 3 valuation technique in its entirety. The calculations of fair value utilized the Company’s trading market values on the calculation dates. The contractual conversion prices were adjusted to give effect to the value associated with the down-round and anti-dilution protection. Expected volatility for each interval in the Monte Carlo process was established based upon the Company’s historical volatility for historical periods consistent with the term of each interval in the calculation. Market adjusted interest rates give effect to expected trends or changes in market interest rates by reference to historical trends in LIBOR. Credit risk adjusted rates, or yields, were developed using bond curves, risk-free rates, market and industry adjustment factors for companies with similar credit standings as the Company’s.

In the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2013, we will discuss and analyze the changes in the facts, circumstances and related assumptions relating to changes in fair value of derivative financial instruments in the notes to the financial statements and the MD&A section with reference to the information set out above, and will, where appropriate, make similar disclosures in our future quarterly and annual filings.

Thank you for your attention to our filing.

Sincerely,

China Automotive Systems, Inc.

By: /s/ Jie Li
Jie Li
Chief Financial Officer